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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-64430

(Check One)
[ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F                    [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

         For period ended     March 31, 2003

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended N/A
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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant    Molichem Medicines, Inc.
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     Former name if applicable
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     Address of principal executive office 300 St. Sacrement Street, Suite 414
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     City, State and Zip Code     Montreal, Quebec H2Y 1X4
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                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to the reorganization of Registrant, including related personnel changes, Registrant is unable to file its Form 10-QSB within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

                     Adam S. Gottbetter, Esq.      (212)         983-6900
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                                                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     Form 10-KSB for year ended December 31, 2002
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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[ ] Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Revenues for the quarter ended March 31, 2003 were $0 as compared to $425,585 for the quarter ended March 31, 2002. The drop in revenues is attributable to the December 2002 termination of our Joint Development and Commercialization Agreement with Intermune, Inc. Total operating expenses for the quarter ended March 31, 2003 were $133,939 as compared to $1,308,307 for the quarter ended
March 31, 2002. Net loss for the quarter ended March 31, 2003 was $143,800 as compared to $876,737 for the quarter ended March 31, 2002. The reduction in operating expenses and losses is primarily attributable to our decreased business activity as of December 2002.



                            Molichem Medicines, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2003

                                        By: /s/Gilles Cloutier
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                                               Gilles Cloutier
                                               President

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